UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-31819

Gold Reserve Inc.
(Translation of registrant’s name into English)

999 W. Riverside Avenue, Suite 401
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 25, 2024, Gold Reserve Inc. (the “Company”) announced it had entered into an engagement letter with a lead agent and book runner (the "Agent"), to undertake a private placement of Class A common shares of the Company (the "Common Shares") for anticipated gross proceeds of up to US$30.0 million at a price per Common Share of US$4.10 (the “Offering”).

The number of Common Shares to be sold will be determined in the context of the market in conjunction with marketing efforts and there can be no assurance as to completion of the Offering. The closing of the Offering is expected to occur on or about July 3, 2024 (the “Offering Closing Date”) and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the TSX Venture Exchange.

The Company has granted the Agent an over-allotment option exercisable, in whole or in part, in the sole discretion of the Agent, to arrange for the purchase of up to an additional 20% of the number of Common Shares sold in the Offering at any time up to two days prior to the Offering Closing Date, on the same terms and conditions as the Offering. If exercised in full, the Company would raise up to US$36.0 million in gross proceeds from the issuance of Common Shares pursuant to the Offering.

The Common Shares will be offered on a "best efforts" private placement basis pursuant to applicable exemptions in each of the provinces of Canada under National Instrument 45-106 – Prospectus Exemptions and in

the United States on a private placement basis pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws, and in such other jurisdictions as may be permitted. The Common Shares issuable to Canadian subscribers in connection with the Offering will be subject to a statutory hold period in Canada which will run for four months from the Offering Closing Date. Any Common Shares sold to investors outside of Canada will be sold pursuant to OSC Rule 72-503.

The Common Shares referred to in this Report on Form 6-K have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements. This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This Report on Form 6-K is hereby incorporated by reference into the Company’s effective registration statements (including any prospectuses forming a part of such registration statements) on file with the U.S. Securities and Exchange Commission (the “SEC”) and are to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

•	Risks associated with the completion of the Offering and the closing thereof, including that the proceeds obtained under the Offering will be less than expected and that the Company may be unable to negotiate or enter into any agreements required for the Offering;
•	risks associated with the credit bid (the “Bid”) submitted by the Company for the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp. (“Citgo) pursuant to the bidding procedures (the “Bidding Procedures”) managed by the Special Master (the “Special Master”) appointed by the U.S. District Court for the District of Delaware (the “Delaware

Court”) in connection with the sale of PDVH common shares (the “Sale Process”), including but not limited to: the discretion of the Special Master to consider the Bid, to enter into any discussions or negotiation with respect thereto and that the Special Master may reject the Bid; the failure of the Company to negotiate the Bid, including as a result of failing to obtain sufficient equity and/or debt financing; that the Bid submitted by the Company will not be selected as a “Successful Bid” under the Bidding Procedures, and if selected may not close, including as a result of U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), or any other applicable regulatory body, not granting an authorization in connection with any potential sale of PDVH shares and/or whether OFAC changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required approvals for, or satisfy other conditions to effect, any transaction resulting from the Bid; that the Company may forfeit any cash amount deposit made due to failing to complete the Bid or otherwise; that the making of the Bid or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by the Bid, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factors; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith); the amount, if any, of proceeds associated with the Sale Process; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of the Bolivarian Republic of Venezuela (“Venezuela”) and/or any of its agencies or instrumentalities and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela, PDVSA, and/or any of their agencies or instrumentalities, and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; and the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims;

•	risks associated with recovering funds (including related costs associated therewith) under the Company’s settlement agreement (the “Settlement Agreement”) with Venezuela or its various proceedings against Venezuela and its agencies and instrumentalities, including (a) the potential ability of the Company to obtain funds as a result of the writ of attachment fieri facias granted by the U.S. District Court for the District of Delaware with respect to shares of PDVH, which was served on PDVH by the U.S. Marshal on April 5, 2024, and whereby the Company may potentially enforce its September 2014 arbitral award (the “Award”) and corresponding November 2015 U.S. judgment by obtaining proceeds from the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that the Lisbon District Court attached in Portugal on the Company’s requests, and (b) the Company’s ability to repatriate any funds obtained in the Lisbon proceedings, or any funds owed to the Company under the settlement arrangements that may become available;
•	risks associated with sanctions imposed by the U.S. and Canadian governments, or any other applicable governmental entities, including without limitation those targeting Venezuela and its agencies and instrumentalities;
•	risks associated with whether the Company is able to obtain (or get results from) relief from such sanctions, including whether and to what extent OFAC grants licenses with respect to any court-ordered sale of PDVH shares, including timing and terms of such licenses;
•	Venezuela’s breach of the Company’s Settlement Agreement with it, with respect to its obligations to the Company in connection with the joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”);
•	risks associated with the timing and ability to contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities;
•	risks associated with Venezuela’s ongoing failure to honor its commitments associated with the formation, financing and operation of Siembra Minera and the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project;

•	risks associated with the breach by Venezuela of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela;
•	risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company to carry on activities in Venezuela, including safety and security of personnel, the repatriation of funds and other factors identified herein;
•	risks associated with the fact that the Company has no revenue producing operations at this time and its future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award and corresponding judgments (including under the Sale Process) or the Company’s ability to raise additional funds from the capital markets or other external sources;
•	risks associated with activist campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including contesting the Resolution;
•	risks associated with potential tax, accounting or financial impacts, including any potential income tax liabilities in addition to those currently recorded, that may result from the current (or any future) audits of our tax filings by U.S. and Canadian tax authorities; and
•	risks associated with any cybersecurity or data privacy incidents affecting the Company or its third-party service providers.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the “SEC”), the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Report on Form 40-F, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2024

GOLD RESERVE INC. (Registrant)

By: /s/ David P. Onzay

David P. Onzay, its Chief Financial Officer

and its Principal Financial and Accounting Officer